December 8, 2003 CONFIDENTIAL	Seamus Hatch Managing Director Aran Strategic Finance, LLC 200 Townsend St, Suite 5 San Francisco, CA 94107

Mr.     Brent Kovar
President Sky Way
6021 142nd Ave. North
Clearwater, FL 33760

Attention: Mr. Brent Kovar

Subject: Strategic Advisory Engagement

Dear Brent:

        Aran Strategic Finance, LLC (“Aran”) is pleased to provide strategic advisory services to Sky Way Communications Holding Corp, (“Sky Way”). This Letter Agreement (the “Agreement”) confirms the terms of our engagement.

        Aran will develop a strategic business plan, financial model and sales media kit (the “Deliverables”) for Sky Way to a similar level of quality and completeness as those developed by Aran for Bus Shelters Interamericana. Although the Deliverables will address Sky Way’s primary market of airline security and in-flight entertainment within the Unites States, Aran will also list other potential applications for Sky Way’s technology. Specific deliverables and estimated task durations are outlined below:

Deliverable	Description	Estimated Duration
Business Plan 1 Business Plan 2 Business Plan 3 Financial model Business Plan 4 Media Kit	Industry overview and analysis
Market overview and analysis
Competition overview and analysis
Economics of the business
Management, organization and ownership
Operations plan
Company, capabilities and expansion opportunities
Sales and Marketing Plan
60 months of operations by operating group, generating
GAAP income, balance sheet and cash flow statements.
Financial Plan
Critical Risks, Problems and Assumptions
Executive summary
Advertising media kit based upon information developed
	in the business plan.	4-5 weeks 2-3 weeks 3-4 weeks 4-5 weeks 2-3 weeks 4-6 weeks _________ 12-18 weeks

        Throughout the process Aran will supplement Sky Way’s industry knowledge and insight with its strategic advisory experience and research capabilities. Sky Way will furnish Aran with such information as Aran believes appropriate to this engagement in a timely manner, and Aran will provide Sky Way with draft deliverables, which Sky Way will review in a timely manner. The business plan and financial model deliverables shall be attributed to DuPont per Sky Way’s request, and Sky Way shall obtain written approval from Aran prior to making any public announcements regarding Aran’s relationship with Sky Way.

        Aran does not assume any responsibility with respect to the accuracy, completeness or fairness of the information supplied to it by Sky Way, or Sky Way’s representatives. In addition, Sky Way acknowledges that Aran will assume, without independent verification, that all information supplied to it with respect to Sky Way will be true, correct and complete in all material respects and will not contain any untrue statements of material fact, or omit to state a material fact necessary to make the information supplied to it not misleading. If at any time during the course of this engagement Sky Way becomes aware of any material change in any of the information previously furnished to Aran, it will promptly advise Aran of such change.

        For Aran’s strategic advisory services, Sky Way will pay Aran a cash fee of $60,000 (either directly or through the DuPont fund), $40,000 of which is payable on the execution date of this Agreement, with the remaining $20,000 payable on the date that Aran completes the Deliverables.

        Within fifteen days from the execution of this Agreement Sky Way shall issue to Aran warrants (the “Warrants”) to purchase shares of Sky Way at an exercise price of $0.01 per share with an aggregate value of $40,000 as determined by the Black-Scholes pricing model. The Warrants shall be exercisable upon the date that Aran completes the Deliverables and shall expire ten years after issuance. The Warrants shall include customary anti-dilution protection.

        Sky Way will reimburse Aran, when invoiced, for reasonable expenses incurred by Aran in connection with the services delivered hereunder. Such expenses may include obtaining relevant industry research reports, transportation, lodging, photocopying, telephone charges, postage, mileage, or other out-of-pocket expenses. To the extent that such expenses exceed $20,000 in aggregate, Aran will obtain prior written approval from Sky Way before incurring any additional reimbursable expenses. All invoices are due upon receipt.

        Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Aran the enclosed duplicate copy of this Agreement. We look forward to working with you on this project.

Very truly yours, ARAN STRATEGIC FINANCE, LLC Seamus Hatch Managing Director

Accepted By:___________________________________________
                          Brent Kovar, President
                          Sky Way Communications Holding Corp